Exhibit 99.1

Cenovus’s 2020 budget maintains focus on cost leadership, capital discipline

Calgary, Alberta (December 10, 2019) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) remains committed to delivering increasing shareholder value through cost leadership, capital discipline and continued safe and reliable operations. These commitments, combined with its top-tier upstream assets, successful crude-by-rail program and joint ownership in two high-performing U.S. refineries, position Cenovus to continue generating significant free funds flow while enabling the company to further strengthen its balance sheet in 2020.

Cenovus plans to invest between $1.3 billion and $1.5 billion in 2020, about 70% of which is sustaining capital primarily to maintain base production at its Foster Creek and Christina Lake oil sands operations. The increase in total planned capital spending, compared with Cenovus’s 2019 forecast, is consistent with the outlook provided at the company’s Investor Day earlier this year and is largely due to the deferral of sustaining capital in 2019 following the introduction of mandatory production curtailment in Alberta. Cenovus also plans to advance high-return projects to sanction-ready status for possible final investment decisions as early as the second half of 2020, conditional on improved market access.

As a result of structural improvements achieved over the past several years at its oil sands operations, Cenovus expects to further reduce non-fuel per-barrel operating costs and maintain low sustaining capital costs in 2020.

“This budget positions us well to generate adjusted funds flow of more than $3 billion in 2020 under our price assumptions – a strong start for the first year of our five-year business plan designed to generate significant free funds flow,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “Our priorities for 2020 include further strengthening our balance sheet, improving market access, returning cash to shareholders and advancing high-return organic opportunities to sanction-ready status.”

Highlights:

•	Total capital expenditures of $1.4 billion, consistent with Investor Day outlook
•

Total production increase of 7% compared with 2019 guidance, as Cenovus’s crude-by-rail program, coupled with the Government of Alberta’s Special Production Allowances, positions the company to move to unconstrained production levels

•	Per-barrel oil sands non-fuel operating costs decrease by approximately 5%

Capital investment by asset ($ millions)
	2020 Budget	2019 Guidance
Oil sands assets[1]	705 – 820	595 – 640
Technology & exploration[2]	160 – 190	70 – 80
Deep Basin	80 – 95	50 – 60
Refining & marketing	285 – 330	260 – 290
Corporate	90 – 100	150 – 165
Total capital investment[3]	1,300 – 1,500	1,100 – 1,200

1 Includes Foster Creek, Christina Lake and Narrows Lake oil sands assets.

2 Includes Marten Hills and other emerging plays.

3 Totals may not add due to rounding.

Average production forecast[1]
	2020 Budget	2019 Guidance	% change[2]
Foster Creek (Mbbls/d)	165 – 175	155 – 163	7
Christina Lake (Mbbls/d)	225 – 235	190 – 198	19
Total oil sands (Mbbls/d)	390 – 410	345 – 361	13
Deep Basin liquids (Mbbls/d)[3]	20 – 24	23 – 29	-15
Deep Basin natural gas (MMcf/d)	370 – 380	430 – 450	-15
Total Deep Basin (MBOE/d)[3]	82 – 86	95 – 103	-15
Total production (MBOE/d)[3,4]	472 – 496	440 – 464	7

1 2019 guidance includes the impact of mandatory production curtailment. The 2020 Budget forecast does not assume any expected impact from curtailment.

2 Percentage change based on the midpoint of the ranges.

3 Includes oil and natural gas liquids (NGLs). See Advisory for information on conversion to barrels of oil equivalent (BOE).

4 Totals may not add due to rounding.

Oil sands

Cenovus has among the best assets in the in-situ oil sands industry with top-tier resources, industry-leading steam to oil ratios and low operating costs. The company’s oil sands facilities have a proven track record of consistently delivering safe and reliable operating performance, which will continue to be a focus in 2020.

The company plans to spend $705 million to $820 million on its oil sands operations in 2020. Of that, between $625 million and $675 million will be focused on maintaining base production at Foster Creek and Christina Lake as well as completing the ramp-up of Christina Lake phase G.

The balance of Cenovus’s planned oil sands investment in 2020 will be focused on advancing the proposed phase H expansions at both Foster Creek and Christina Lake towards sanction-ready status by the second half of 2020. Final investment decisions on these organic opportunities remain subject to further clarity on market access. In addition, the company will advance a multi-pad solvent demonstration project at Foster Creek, with solvent injection planned to begin in 2021.

Cenovus remains committed to maintaining its position as an in-situ cost leader. In 2020, the company expects total non-fuel per-barrel oil sands operating costs to decline compared with its 2019 forecast. This is largely due to a continued focus on cost and an expected increase in production volumes at both of the company’s oil sands operations.

Due to mandatory production curtailment in Alberta, Cenovus delayed the ramp-up of Christina Lake phase G in 2019. Recently, the Government of Alberta introduced Special Production Allowances, enabling oil companies to produce barrels in excess of mandated curtailment levels if those barrels are transported using incremental crude-by-rail capacity compared with rail capacity in the first quarter of 2019. With the company on track to achieve crude-by-rail shipping capacity of approximately 100,000 barrels per day by the end of this year, Cenovus expects to take advantage of the Special Production Allowances to return to unconstrained production and fully ramp up phase G in 2020.

Average oil sands production of 390,000 barrels per day (bbls/d) to 410,000 bbls/d is forecast in 2020, a 13% increase at the midpoint compared with Cenovus’s guidance for 2019. The 2020 volume forecast assumes no production impact related to government-mandated curtailment due to expected Special Production Allowances. Cenovus’s ability to ramp up oil sands production due to these allowances is expected to contribute to an increase in its total sustaining capital investment in 2020, while maintaining the company’s industry-leading per-unit sustaining capital costs.

Cenovus also continues to assess its exploration opportunities in the promising Marten Hills area of northeastern Alberta, where it holds a significant land position. The company views Marten Hills as a high-value exploration opportunity targeting conventional heavy oil in the Clearwater formation. Cenovus’s 2020 capital guidance includes potential investment of approximately $110 million to continue the appraisal and development of Marten Hills, with sanctioning of the program dependent on the outcome of 2019 program results. About 65% of the 2020 capital would be directed toward initial construction work on a 10,000 bbls/d oil battery and associated infrastructure. It also includes a modest 12-well drilling program and potential production of 2,000 bbls/d to 4,000 bbls/d in 2020.

Oil sands operating costs
	2020 Budget	2019 Guidance	% change[1]
Foster Creek ($/bbl) Fuel Non-fuel Subtotal	1.75 – 2.25 6.25 – 7.00 8.00 – 9.25	2.10 – 2.30 6.50 – 7.00 8.60 – 9.30	-9 -2 -4
Christina Lake ($/bbl) Fuel Non-fuel Subtotal	1.50 – 2.00 4.50 – 5.25 6.00 – 7.25	2.00 – 2.20 5.00 – 5.50 7.00 – 7.70	-17 -7 -10
Total oil sands[2] ($/bbl) Fuel Non-fuel Subtotal	1.60 – 2.10 5.25 – 6.00 6.85 – 8.10	2.05 – 2.25 5.65 – 6.15 7.70 – 8.40	-14 -5 -7

1 Percentage change based on the midpoint of the ranges.

2 Based on a volume-weighted average.

Oil sands sustaining capital costs
	2020 Budget	2019 Guidance	% change[1]
Total ($ millions)	625 – 675	505 – 550	23
Per-unit ($/bbl)[2]	3.90 – 4.20	3.55 – 3.85	9

1 Percentage change based on the midpoint of the ranges.

2 Based on total installed capacity.

Deep Basin

Cenovus has a large land base in the Deep Basin fairway in northwestern Alberta and northeastern British Columbia with high-quality producing and development assets.

The company plans to spend $80 million to $95 million in the Deep Basin in 2020, a modest increase in total capital spending compared with the company’s 2019 forecast which reflected no drilling activity. Capital investment will focus on maintaining safe and reliable operations and the execution of a two-rig drilling program targeting high-return, liquids-rich opportunities in the Clearwater and Edson areas, beginning in the second half of 2020.

Production is expected to be between 82,000 barrels of oil equivalent per day (BOE/d) and 86,000 BOE/d in 2020, down approximately 15% from forecast 2019 levels primarily due to capital investment not offsetting natural declines.

Operating costs for the Deep Basin are expected to increase to a range of $9.50/BOE to $10.25/BOE in 2020, a 20% increase at the midpoint compared with the company’s forecast for 2019, due to lower production from natural declines. The company continues to reduce absolute costs across the Deep Basin business and evaluate opportunities to improve its overall competitiveness.

Deep Basin operating costs
	2020 Budget	2019 Guidance	% change[1]
Deep Basin[2] ($/BOE)	9.50 – 10.25	7.75 – 8.75	20

1 Percentage change based on the midpoint of the ranges.

2 Includes oil, natural gas liquids and natural gas.

Downstream

Cenovus’s Wood River and Borger refineries in the U.S., which are jointly owned with and operated by Phillips 66, continue to deliver strong operating and financial performance. In anticipation of the scheduled introduction next year of the new low-sulphur fuels standard (IMO 2020), the Wood River refinery has advanced projects to allow the refinery to produce additional IMO compliant fuels containing 0.5% sulphur or less.

In 2020, Cenovus plans to spend $285 million to $310 million on its Refining and Marketing segment, with slightly more than half of the capital going towards base maintenance, reliability and safety projects. The remainder of the capital will be designated for optimization projects at the refineries that include improving clean product yields and approximately $20 million to advance the company’s Diluent Recovery Unit (DRU) project toward sanction-ready status in the second half of 2020.

Market access

Cenovus continues to advance its crude-by-rail strategy. The company is on track to reach approximately 100,000 bbls/d of rail shipping capacity by the end of 2019. Utilizing its wholly-owned Bruderheim Energy Terminal near Edmonton, Alberta and contracted capacity at USD Partners’ terminal in Hardisty, Alberta, the company will be well positioned to continue with oil shipments to high-value markets such as the U.S. Gulf Coast in 2020. Cenovus expects higher transportation costs related to increased rail shipments will be more than offset by premium pricing available for its oil on the Gulf Coast, resulting in increased netbacks.

With Cenovus’s existing pipeline and crude-by-rail commitments as well as its net share of heavy processing capacity at the Wood River and Borger refineries in the U.S., the company is in a position to protect approximately 65% of its 2020 blended heavy oil production capacity from the impact of wider heavy oil differentials in the Alberta market.

Corporate

Cenovus anticipates 2020 general and administrative (G&A) expenses to be between $280 million and $300 million, or $1.63/BOE at the midpoint, compared with its 2019 forecast of $1.68/BOE. Absolute spending is forecast to be slightly higher year-over-year due to continued investments in information technology as well as additional initiatives to advocate for market access and energy policy that will improve the competitiveness of Canada’s oil and gas industry.

The company continues to invest in technology and equipment to further modernize its workplace, improve its cost structure over the long term and better manage risk. In 2020, this includes planned spending on Cenovus’s Enterprise Resource Planning (ERP) project designed to consolidate and optimize business processes. The company is also investing in information technology initiatives to support the advancement of data management, governance and analytics across the business.

Cenovus has largely completed the transition to its new Brookfield Place head office in Calgary and plans to further mitigate real estate costs through the continuation of an active subleasing program.

Sustainability targets

Cenovus continues to focus on delivering leading environmental, social and governance (ESG) performance. The company is nearing completion of its work to identify meaningful, practical targets as well as plans to achieve them for its four ESG focus areas: climate and GHG emissions, Indigenous engagement, land and wildlife and water stewardship. Cenovus anticipates providing details on its planned ESG targets in January 2020.

Debt reduction

The company made significant progress in deleveraging its balance sheet in 2019 and will continue to prioritize the allocation of free funds flow to achieve its net debt target of $5 billion.

In the fourth quarter of 2019, Moody’s Investors Service affirmed Cenovus’s Ba1 credit rating and improved its outlook for Cenovus from ‘stable’ to ‘positive’, citing the significant amount of debt reduction the company has achieved. In addition to making progress towards re-establishing an investment grade credit rating at Moody’s, Cenovus remains committed to maintaining its current investment grade credit ratings at S&P Global Ratings, DBRS Limited and Fitch Ratings.

Cenovus Leadership Team update

Effective January 1, 2020, the company will shift the responsibilities of some its leadership team members as part of Cenovus’s approach to continuous executive development. Drew Zieglgansberger will move from his current role as Executive Vice-President, Upstream to become Cenovus’s Executive Vice-President, Strategy and Corporate Development. Kam Sandhar, currently Senior Vice-President, Strategy and Corporate Development, will remain on the Cenovus executive team and assume responsibility for Cenovus’s conventional oil and natural gas assets as Senior Vice-President, Deep Basin.

With Zieglgansberger’s move, Norrie Ramsay will join Cenovus to become the company’s Executive Vice-President, Upstream. Ramsay brings 30 years of experience in the oil and gas industry and has a track record of successfully delivering large-scale projects in the upstream, midstream and downstream sectors around the world. Working for Talisman Energy, BP Exploration and Marathon Oil, he has overseen the development of significant onshore and offshore oil and gas projects and facilities. He most recently served as Senior Vice-President at TC Energy leading operational excellence, central engineering, pipeline integrity and the Health, Safety, Security and Major Projects group.

“I’m confident that these new role assignments for Drew and Kam will provide excellent opportunities for them to build on the valuable experience they already bring in their core disciplines and deepen our bench strength across the executive management team,” said Pourbaix. “At the same time, with the addition of Norrie, Cenovus gains a leader with deep experience running global oil and gas operations and specific expertise managing large-scale assets, which will be invaluable as we focus on generating increased cash flow from existing operations while pursuing modest, high-return growth projects.”

Guidance

Cenovus has made its 2020 guidance available at cenovus.com under ‘Investors.’

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted funds flow, debt, free funds flow, netback and net debt, which are non-GAAP measures. These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended September 30, 2019 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “advance”, “anticipate”,  “capacity”, “committed”, “continue”, “deliver”, “expect”, “focus”, “forecast”, “guidance”, “on track”, “opportunity”, “outlook”, “plan”, “position”, “potential”, “priority”, “promising”, “strategy”, “target”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: strategy and related milestones and schedules; projections for 2020 and future years and our plans and strategies to realize such projections; priorities and other statements relating to forecast capital discipline and investment, production guidance, per-barrel operating cost reductions and debt reduction; ability to generate substantial free funds flow in the current commodity price environment; targeted reductions of net debt to $5 billion; the impact of the Alberta government mandated production curtailment; expected ramp-up of rail commitments; expected premium pricing for oil transported to the U.S. Gulf Coast and the resulting increased netback; the planned timeline for ramping up oil-by-rail movement; pipeline capacity commitments; net share of heavy processing capacity; Christina Lake phase G expansion start-up flexibility; advancement of Christina Lake and Foster Creek phase H expansions; the potential value added by increased focus on environmental, social and governance (ESG) performance and plans to set and achieve ESG targets; sustainable annual dividend increases over the next five years; advancement of the Diluent Recovery Unit (DRU) project; mitigation of real estate costs; and all statements related to the company’s updated 2020 Guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include: updated price and sensitivities assumptions as disclosed in the following table, available in Cenovus’s 2020 Guidance (dated December 9, 2019) at cenovus.com;

PRICE ASSUMPTIONS & ADJUSTED FUNDS FLOW SENSITIVITIES (1)
		Independent base case sensitivities	Increase	Decrease
Brent (US$/bbl)	$60.00	(for the full year 2020)	($ millions)	($ millions)
WTI (US$/bbl)	$55.00	Crude oil (WTI)*	130	(130)
Western Canada Select (US$/bbl)	$37.50	Light-heavy differential (WTI-WCS)*	(90)	90
Differential WTI-WCS (US$/bbl)	$17.50	Chicago 3-2-1 Crack Spread*	100	(100)
AECO ($/Mcf)	$1.80	Natural gas (AECO)**	40	(45)
Chicago 3-2-1 Crack Spread (US$/bbl)	$16.00	Exchange rate (US$/C$)***	(55)	55
Exchange Rate (US$/C$)	$0.76
*US$1.00 change ** C$1.00 change

*** $0.01 change

(1) Sensitivities include current hedge positions applicable for the full year of 2020. Refining results embedded in the sensitivities are based on unlagged margin changes and do not include the effect of changes in inventory valuation for first-in, first-out / lower of cost or net realizable value.

projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further operating efficiencies, cost reductions and sustainability thereof; lower production as a result of the government-mandated production curtailment will continue to maintain a relatively narrow price differential between WTI and WCS; future improvements in availability of product transportation capacity, including Canadian crude-by-rail activity ramping up as planned; realization of premium pricing and the resulting higher netback for oil delivered to the U.S. Gulf Coast; realization of expected impacts of the company's storage capacity within its oil sands reservoirs; the ability of our refining capacity, existing pipeline commitments and plans to ramp up crude-by-rail loading capacity to mitigate a portion of heavy oil volumes against wider differentials; continued improved Canadian commodity prices; bottom-of-the-cycle commodity prices of about US$45/bbl WTI and C$44/bbl WCS; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; and ability to access and implement all technology necessary to achieve expected future results.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s MD&A for the year ended December 31, 2018 and its MD&A for the period ended September 30, 2019 as well as its Annual Information Form and Form 40-F for the year ended December 31, 2018 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two

U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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